Exhibit 99.1

KPMG LLP	Telephone	(514) 840-2100
600 de Maisonneuve Blvd. West	Fax	(514) 840-2187
Suite 1500	Internet	www.kpmg.ca
Tour KPMG
Montréal, Québec H3A 0A3

July 16, 2015

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Nymox Pharmaceutical Corporation and, under the date of March 26, 2015, we reported on the consolidated financial statements of Nymox Pharmaceutical Corporation as of December 31, 2014 and December 31, 2013 and for the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014. On July 15, 2015 we were dismissed. We have read Nymox Pharmaceutical Corporation's statements included on its Form 6-K dated July 16, 2015, and we agree with such statements, except that we are not in a position to agree or disagree with Nymox Pharmaceutical Corporation’s statement that the dismissal was approved by the Board of Directors and statements in item (b).

(signed) KPMG LLP*

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*CPA auditor, CA, public accountancy permit No. A110592